PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN SETTLES MAJORITY INTEREST OF GHANAIAN LAWSUIT

Vancouver, British Columbia, November 25, 2011: Keegan Resources Inc. (“Keegan” or the “Company) is pleased to announce that it has entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the litigation commenced in 2009 in Accra, Ghana involving the Company’s Esaase Project. These parties acquired their interests in the Accra litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff in the Accra litigation, Sametro Co Ltd. and Sam Etroo, which settlement was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion.

Shawn Wallace, Chairman of Keegan Resources, commented "We are pleased to have reached a settlement with the majority interest stakeholders in this litigation. We have always stated that the litigation is substantially without merit and the agreed settlement amount reflects the desire on the part of the Company to minimize the costs and distraction entailed by litigation. The minority interest plaintiff has expressed an intention to continue with the litigation and the Company will now be proceeding more aggressively in the Accra litigation to have the minority complainants’ case dismissed.”

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid development and ongoing exploration of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by experienced, skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements. Although the Company believes the expectations expressed herein are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Litigation is inherently uncertain and factors that could cause actual results to differ materially from those in forward-looking statements include unexpected judicial findings of fact, previously unknown facts arising, and decisions, which depart from past legal precedent and similar events. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.